March 7, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
Attention: Pamela A. Long

Re:	James Hardie Industries N.V.
File No. 001-15240
Form 20-F for the fiscal year ended March 31, 2004
Form 6-K filed December 15, 2004
Form 6-K filed December 21, 2004

Dear Ms. Long:

     The Staff provided comments, by letter dated February 3, 2005 (the “Comment Letter”), regarding the following filings of James Hardie Industries N.V. (“JHI NV,” and together with its subsidiaries as of the time relevant to the applicable reference, the “James Hardie Group,” and JHI NV and its current wholly owned subsidiaries are collectively referred to as the “Company”): Form 20-F for the fiscal year ended March 31, 2004; Form 6-K filed December 15, 2004; and Form 6-K filed December 21, 2004.

     On behalf of the Company, the following responses to your comments have been numbered to correspond to the sequential numbering of the comments contained in the Comment Letter. For your convenience in reviewing the responses, each comment has been set forth immediately prior to the response. Unless otherwise noted, page numbers included herein refer to the Company’s Form 20-F for the fiscal year ended March 31, 2004. Courtesy copies of this letter are being delivered to Rufus Decker, Andrew Schoeffler and Scott Watkinson.

FORM 20-F FOR THE FISCAL YEAR ENDED MARCH 31, 2004

Comments applicable to your overall filing

1.	We note that you filed a Form 12b-25 on October 1, 2004 indicating that you could not file your Form 20-F within the prescribed time period. We further note that you did not file your Form 20-F within 15 days following the due date for the Form 20-F. Please be advised that you will not be eligible to use Form F-3 until you have filed in a timely manner all reports required to be filed for a period of 12 months. See Instruction A.2 of Form F-3.

We have duly noted your comment and are aware that we will not be eligible to use Form F-3 until we have filed in a timely manner all reports required to be filed for a period of 12 months.

2.	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable. In addition, please provide to us supplementally the proposed revisions that you will make in response to our comments.

We will provide additional disclosures or revisions requested in our future filings. As you requested, we have also supplementally provided you with additional information.

Selected Financial Data, page 2

3.	Please provide a reconciliation of adjusted EBITDA to cash flows from operations, as this is the most directly comparable GAAP financial measure to adjusted EBITDA when it is presented as a liquidity measure.

A reconciliation of Adjusted EBITDA to cash flows from operations (or, as labeled in our Consolidated Financial Statements, “Net cash provided by operating activities”) is set forth below. We will include this tabular disclosure in our future filings on Form 20-F.

	Fiscal Years Ended March 31,
	2004	2003	2002	2001	2000
("Adjusted EBITDA")	(In millions)
Net cash provided by operating activities	$162.6	$64.8	$76.6	$94.6	$146.3
Adjustments to reconcile net income to net cash provided by operating activities, net	(51.1)	62.1	(41.1)	(44.8)	(70.9)
Changes in operating assets and liabilities, net	18.1	43.6	(4.7)	(11.2)	42.7

Net Income	$129.6	$170.5	$30.8	$38.6	$118.1
Income from discontinued operations	(4.3)	(87.0)	(3.5)	(9.1)	(94.4)
Income tax expense (benefit)	40.4	26.1	3.1	(0.6)	13.0
Interest expense	11.2	23.8	18.4	21.4	25.9
Interest income	(1.2)	(3.9)	(2.4)	(8.2)	(5.4)
Other (income) expense, net	(3.5)	(0.7)	0.4	(1.6)	1.6
Depreciation and amortization	36.4	27.4	23.5	20.6	20.8
Impairment of property, plant and equipment	—	—	—	7.5	—

Adjusted EBITDA	$208.6	$156.2	$70.3	$68.6	$79.6

Item 3. Key Information, page 2

Risk Factors, page 5

The Government of the State of New South Wales has announced.... page 7

4.	Please quantify the risk to your company with respect to the potential rescission of the cancellation of your A$1.9 billion partly-paid shares so that a reader may assess the magnitude of the risk.

If there were a reversal or rescission of the cancellation of the partly-paid shares in ABN 60 Pty Limited (“ABN 60,” formerly called James Hardie Industries Limited, or “JHIL,” the former parent of the Company which implemented the separation transaction in 2001) previously held by JHI NV, JHI NV believes that such a reversal or rescission would not thereby result in the Company being exposed to material liability with respect to asbestos for the following reasons:

•	As part of the reorganization implemented by way of a scheme of arrangement in October 2001, ABN 60 sold to JHI NV all of the issued shares in James Hardie N.V. (“JHNV”) (which then held, directly or indirectly, substantially all of the assets of the James Hardie Group). ABN 60 also issued 100,000 partly-paid ordinary shares to JHI NV, for a total issue price approximately equal to the market value of the James Hardie Group at the time of the scheme (approximately A$1.9 billion). There was an initial subscription price paid of A$50 per partly-paid ordinary share (that is, for a total subscription price for such shares of A$5 million), and the remainder was left uncalled.

•	In order for ABN 60 to make a call on the Company for payment of an uncalled amount on the partly-paid shares, it was a condition that the directors of ABN 60 must have formed the view that payment of the call would be necessary to ensure that ABN 60 remains solvent or to ensure that ABN 60 was able to pay its debts as and when they became due.

•	Therefore, even if the cancellation of the partly-paid shares were somehow to be rescinded, the Company believes it would not by reason of such rescission face any material liability with respect to calls for further payment of the unpaid issued price on such shares unless ABN 60 faced a material liability that would render it insolvent or unable to pay its debts as and when they became due.

•	The Company has previously disclosed that it does not believe that ABN 60 has any direct material liabilities with respect to the asbestos manufacturing, distribution or marketing activities of its former subsidiaries. See, e.g., Note 14 to the Consolidated Financial Statements in the Form 20-F.

If the Company and the New South Wales Government (the “NSW Government”), among others, enter into a long-term funding agreement in relation to providing funding for asbestos-related personal injury and death claims caused by former members of the James Hardie Group, such an agreement should remove the need for the NSW Government to enact legislation rescinding or purporting to rescind the cancellation of the partly-paid shares. The prospects of such an agreement being entered into have been fully disclosed in Note 8 to the Consolidated Financial Statements for

the three and nine months ended December 31, 2004.

If such an agreement is not reached between the Company and the NSW Government, the NSW Government could seek to introduce legislation rescinding or purporting to rescind the cancellation of the partly-paid shares or implementing other measures adverse to the interests of the Company. The precise impact of any such legislation would only be able to be assessed once the proposed terms of such legislation were made public.

We may incur costs of current and former officers and employees.... page 8

5.	Please describe with greater specificity your indemnification obligations and explain the circumstances under which your indemnification obligations could be triggered. In addition, please address the application of your indemnification obligations to the proceedings of the SCI and the other regulatory bodies described in your filing. In this regard, we note your disclosure on page 35 regarding the SCI’s adverse findings against Messrs. Macdonald and Shafron.

Current and former officers and employees of JHI NV have the benefit of indemnities set out in Article 28 of JHI NV’s Articles of Association. A copy of the Articles of Association has been filed as Exhibit 1.1 to the Company’s Form 20-F. In addition, officers and employees of the Company have the benefit of one or more forms of indemnity agreements. In general, an Australian form of indemnity agreement is available to employees and officers of Australian subsidiaries of JHI NV or employees and officers based in Australia, whereas a U.S. form of indemnity agreement is available to employees and officers based in the U.S. Officers and employees may be parties to more than one indemnity agreement.

Please refer to Exhibits 4.17 and 4.18 of the Form 20-F for the form of U.S. and Australian indemnity agreements provided generally to U.S.-based and Australia-based officers and employees of the Company, respectively. Generally, such U.S. indemnity agreements provide that such officers and certain employees (together with their respective executors, administrators or assigns, each an “Indemnitee”) will be indemnified against any and all expenses, liabilities and losses (including, without limitation, investigation expenses, expert witness and attorneys’ fees and expenses, judgments, penalties, fines, amounts paid or to be paid in settlement, any interest, assessments, or other charges imposed thereon and any federal state, local or foreign taxes imposed as a result of actual or deemed receipt of any payment thereunder) actually incurred by the Indemnitee (net of any related insurance proceeds or other amounts received by Indemnitee or paid by or on behalf of the Company on behalf of the Indemnitee in compensation of such expenses, liabilities of such expenses, liabilities or losses) in connection with any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative or in arbitration, to which any Indemnitee is a party or participant or is threatened to be made a party or participant (each, a “Proceeding”), as a plaintiff, defendant, respondent, witness or otherwise.

Subject to the limitations and exceptions described below, directors and officers would be entitled to be indemnified against costs, expenses and liabilities incurred by them in responding to investigations by the Australian Securities and Investments Commission (the “ASIC”) or other regulators, such as the Australian Competition and Consumer Commission. Certain limitations apply in circumstances where the Indemnitee seeks indemnification in connection with a Proceeding initiated by the Indemnitee, and in such cases such Proceeding must have been authorized by a two-thirds vote of the Joint Board of the Company. There may be certain circumstances where the Indemnitee is not entitled to indemnification if a judgment or other final adjudication (after all appeals and all time for appeals has expired) which is adverse to the Indemnitee establishes (i) that the Indemnitee’s acts were committed in bad faith, or were the result of active and deliberate dishonesty or willful fraud or illegality, and were material to the cause of action so adjudicated or (ii) that the Indemnitee in fact personally gained a financial profit or other advantage to which the Indemnitee was not legally entitled. The Company is not liable to any Indemnitee for any claim against the Indemnitee for an accounting of profits made from the purchase or sale by the Indemnitee of securities of the Company within the meaning of Section 16(b) of the

Securities Exchange Act of 1934, as amended, or similar provisions of any state statutory law or common law.

The standard form of Australian indemnity agreement provides an indemnity to directors and officers for all liabilities (including negligence) resulting directing or indirectly from acting as a director or officer of JHI NV or one of its related affiliates. The indemnity applies from the date a director or officer is appointed to the date which is seven years after the director or officer leaves office. Certain liabilities are excluded, such as liabilities owed to JHI NV or a related affiliate, pecuniary penalty orders and compensation orders under certain parts of Australian companies legislation and liability arising out of conduct which was not in good faith. The indemnity also covers the legal costs incurred by a director or officer in defending or resisting a claim for liability, except for legal costs incurred in relation to: (a) proceedings in which the director or officer is found to have a liability which is excluded; (b) criminal proceedings in which the director or officer is found guilty; (c) ASIC or liquidator proceedings in which the orders sought by ASIC/the liquidator are granted; or (d) proceedings for relief under the law for the director or officer, and such relief is denied.

The above legal cost exclusions do not apply to exclude costs incurred by a director or officer in responding to an ASIC investigation or any other investigation conducted by a governmental agency or a liquidator.

With respect to the application of our indemnity obligations to the proceedings of the Special Commission of Inquiry (“SCI”) and other regulatory bodies, we have paid all legal fees and costs incurred on behalf of any current or past employee, officer or director who has been involved in any such proceeding.

Item 4. Information on the Company, page 16

Corporate Restructuring, page 17

6.	Please describe with greater specificity your 1998 and 2001 reorganizations, specifically tracing the movement of assets, businesses and subsidiaries, so that a reader can understand the present structure of your company. In this regard, we note your disclosure on page F-7.

In our Form 20-F for the years ended March 31, 2001 and 2002, we provided a lengthy discussion of our 1998 and 2001 reorganizations. Because of the historical nature of the reorganizations, the level of detail that we have provided has decreased in recent years. Nonetheless, in order to provide readers with additional information regarding the reorganizations, in future Form 20-F filings we will again provide the level of detail that we have in our historical filings, which will be substantially similar to the disclosure set out below.

“Corporate Restructuring

On July 2, 1998, James Hardie Industries Limited (“JHIL”), now called ABN 60, which was then a public company organized under the laws of Australia and listed on the Australian Stock Exchange, announced a plan of reorganization and capital restructuring (the “1998 Reorganization”).

JHNV was incorporated in August 1998 as an intermediary holding company, with all of its common stock owned by indirect subsidiaries of ABN 60. On October 16, 1998, the shareholders of ABN 60 approved the 1998 Reorganization. We began our restructuring in November 1998, primarily to address the structural imbalance and resulting operational, financial and commercial issues associated with the increasing significance and growth opportunities of our U.S. operations and the location of corporate management and our shareholder base in Australia. At that time, we successfully completed:

•	the formation of JHNV;

•	the transfer to subsidiaries of JHNV of all of our fiber cement businesses, our U.S. gypsum wallboard business, our Australian and New Zealand building systems business and our Australian windows business, all of which, except for fiber cement, were subsequently sold;

•	a debt financing, consisting of an issuance of notes to U.S. purchasers, and the arrangement of an Australian credit facility; and

•	the relocation of most of our senior executives and managers to our operational headquarters in the United States.

On July 24, 2001, ABN 60 announced a further plan of reorganization and capital restructuring (the “2001 Reorganization”). On October 19, 2001, we completed our 2001 Reorganization. This restructuring was done to provide us with a more efficient financial structure in light of potential global expansion, to allow us to use our stock for acquisitions if necessary and to increase overall returns to our shareholders. The 2001 Reorganization consisted of the following:

•	the issuance of shares of JHI NV common stock represented by CUFS (CHESS units of foreign securities) to substantially all ABN 60 shareholders in exchange for their shares of ABN 60 common stock pursuant to an approved Australian scheme of arrangement;

•	the transfer by ABN 60 of all of the outstanding shares of JHNV (which directly or indirectly held substantially all of the assets of the James Hardie Group at that time) to JHI NV;

•	a capital reduction and payment of a dividend by ABN 60 to its then sole shareholder, JHI NV;

•	the issuance by ABN 60 of 100,000 partly-paid ordinary shares to JHI NV for a total issue price approximately equal to the market value of the James Hardie Group immediately prior to the scheme’s implementation (which equaled approximately A$1.9 billion). There was an initial subscription price paid of A$50 per partly-paid ordinary share (that is, for a total subscription price for such shares of A$5 million), and the remainder was left uncalled. A partly-paid share is a share that is issued with only part of its value paid by the owner of the share. The partly-paid shares were issued by ABN 60 to enable it to call on JHI NV for funds if needed to maintain its solvency.

•	The Deed of Covenant and Indemnity provided that apart from ABN 60’s limited financial obligations to Amaba and Amaca under that deed (for which ABN 60 had, at the time of the establishment of the ABN 60 Foundation, been provided with funds to invest so as to be able to meet those obligations), ABN 60 had no further obligations to Amaca or Amaba in connection with their asbestos-related liabilities, and that ABN 60 was indemnified by those entities in the event that ABN 60 incurred or suffered any such liabilities;

•	the listing of the shares of JHI NV represented by CUFS on the Australian Stock Exchange and the listing of ADRs, representing CUFS which in turn represent shares of JHI NV, on the New York Stock Exchange; and

•	the establishment of a Dutch financing subsidiary, James Hardie International Finance B.V. (“JHIF BV”).

As a result of the share exchange, ABN 60 shareholders ceased to hold any direct interest in ABN 60 and instead became the holders of interests in JHI NV common shares, receiving substantially their same proportional ownership interests in the Company as they had in ABN 60 before exchanging their shares.

In addition, as a result of the exchange, ABN 60 became JHI NV’s direct subsidiary and JHNV also became a direct wholly owned subsidiary of JHI NV.

The 2001 Reorganization is generally depicted in the following simplified diagrams:

Before

After

Following the 2001 Reorganization, JHI NV controlled the same assets and liabilities as ABN 60 controlled immediately prior to the 2001 Reorganization.

During fiscal year 2003:

•	JHI NV and ABN 60 cancelled the partly-paid shares. The decision to cancel the partly-paid shares was taken by the directors of ABN 60 who did so based on a determination that the reduction in capital would not materially prejudice ABN 60’s ability to pay its creditors, including Amaba and Amaca, which, under the terms of the Deed of Covenant and Indemnity, were creditors of ABN 60 only to the extent of the limited financial obligations under that deed. The directors determined that the funds in ABN 60 at that time would be sufficient for any such creditors;

•	ABN 60 transferred control of all of its non-operating subsidiaries to RCI Holdings Pty Ltd, a wholly owned subsidiary of JHI NV, to distinguish between the operating group of companies and non-operating subsidiaries; and

•	Following the consolidation of the operating assets of the James Hardie Group under JHI NV and JHNV in fiscal year 2003, the principal activity of ABN 60 was paying amounts in accordance with the Deed of Covenant and Indemnity. As described above, ABN 60 was regarded as having more than sufficient funds invested to enable it to meet such liabilities in full as they became due and payable. Further, the cash position of the Company had improved significantly following the sale of the Company’s Gypsum business in the United States and in the light of the impending sale of a gypsum mine in Nevada. Despite that healthy cash position and the ability of ABN 60 to meet its obligations under the Deed of Covenant and Indemnity, the presence of that obligation was constraining the Company’s borrowing capacity, since the Company’s financial statements were at the time and continue to be prepared under U.S. GAAP, which required the amount of the liability under the Deed of Covenant and Indemnity to be recorded on an undiscounted basis. Following a review of all available options to address this issue and after a thorough review had been conducted to determine that the funds available to ABN 60 would be sufficient to meet the claims of all creditors, the shares in ABN 60 were transferred to a newly established company named the ABN 60 Foundation on March 31, 2003. ABN 60 Foundation was established to be the sole shareholder of ABN 60. ABN 60 is managed by independent directors and operates entirely independently of the Company.

The following is a diagram of our current structure:

       Current Structure

The consolidated financial statements in Item 18 represent the financial position and results of operations of JHI NV and its wholly owned subsidiaries. For the periods prior to October 19, 2001, the consolidated financial statements represent the financial position and results of operations of ABN 60 and its wholly owned subsidiaries.”

7.	Please describe the relationship between you and RCI Holdings Pty Ltd.

RCI Holdings Pty Ltd is a wholly owned subsidiary of James Hardie Industries N.V. Please see response to comment #6 above.

8.	Please describe generally the meaning of partly-paid shares as a reader may not be familiar with this type of security. In addition, please describe with greater specificity the terms of the partly-paid shares you held in ABN 60.

In future filings, in connection with our description of the reorganizations, we will include a description of partly-paid shares. Please see response to comment #6 above.

Capital Expenditures, page 27

9.	We note that you expect the level of your capital expenditures to continue to be substantial. Please describe with greater specificity these expected capital expenditures, including the amount of capital expenditures you expect to incur.

In our future filings on Form 20-F, we will describe with greater specificity our expected capital expenditures, including the amount of capital expenditures we expect to incur.

The following sample disclosure will be inserted on page 28 of our Form 20-F before the sentence “We currently expect the level of our capital expenditures to continue to be substantial” in our next Form 20-F filing.

“We have budgeted capital expenditures of approximately $ million for fiscal year 2006. Amounts expended will be principally focused on our efforts to create additional low-cost, high-volume manufacturing capacity to meet increased demand for our current fiber cement products and to create new manufacturing capacity for new fiber cement products. This amount includes capital expenditures expected to be incurred during fiscal year 2006 on projects that were in progress on March 31, 2005, for the completion of our:

[TBD. To be added to our 2005 Form 20-F filing]

All of these budgeted capital expenditures are in our ___business(es).”

Mines, page 32

10.	Please advise us as to whether you have considered Industry Guide 7.

In April 2002, we disposed of two of our gypsum mines in connection with the sale of our U.S.-based Gypsum business. In March 2003, we sold our last gypsum mine to a developer. As set forth in our Form 20-F, our only current mining activities remaining are limited to a quartz mine which we own in Fontana, California and a quartz mine in Tacoma, Washington which we lease.

We believe that we have disclosed the material information that is called for by Industry Guide 7(b). With respect to the mines identified, we have immaterial reserves on our books which are included on the line item “Intangible assets, net” on our Consolidated Balance Sheet. In future Form 20-F filings, we will reconsider each element of subparagraph (b) to ensure that we have provided all of the details called for by the Industry Guide 7.

Special Commission of Inquiry, page 34

11.	We note that you state on page 17 that the SCI’s report to the NSW Government supported certain allegations made against you and certain of your personnel. Please describe with greater specificity these allegations and findings, including the adverse findings relating to Messrs. Macdonald and Shafron.

In future filings, we will describe with greater specificity the findings against the Company and Messrs. Macdonald and Shafron that the SCI (which, it should be noted, is not a court and therefore its findings have no legal force) regarded as raising serious issues requiring further investigation by relevant regulatory authorities. Our prior disclosures (see, e.g., pages 6 and 35 of the Form 20-F) have contained disclosure regarding both the principal positive and adverse findings made by the SCI.

The following is our summary of the principal findings of the SCI based on the SCI’s report and other information available to us, and is not intended to contain all of the findings contained and observations made in the SCI report. Please see our website for a link to the SCI’s report.

(a) Principal findings in favor of the Company

The principal findings in favor of the Company were that:

•	the establishment of the Foundation was legally effective and causes of action which the Foundation, Amaba or Amaca might have against the James Hardie Group, its officers and advisers would be unlikely to result in any significant increase in the funds of Amaba, Amaca or the Foundation;

•	(putting the above finding conversely, this finding was effectively that the Company is unlikely to face any significant liability to the Foundation, Amaba or Amaba as a result of the then current causes of action of such entities against the current members of the James Hardie Group);

•	many of the allegations and causes of action put forward by lawyers for the Foundation, Amaba and Amaca were described as “speculative;” and

•	the SCI rejected the suggestion that JHI NV was part of a conspiracy to manufacture an excuse for the failure, in the reorganization scheme documents in October 2001, to refer to the possibility of the partly-paid shares being cancelled.
Further, there was no finding that JHI NV had committed any material breach of any law as a result of the separation and reorganization transactions which took place in 2001.

(b) Other principal findings relevant to JHI NV

The other principal findings relevant to JHI NV were that:

•	as a practical (but not legal) matter, if the “right” amount (and not merely the minimum amount) of funding was not provided to the Foundation, JHI NV would face potential legislative, customer, union and public action to apply legislative and boycott measures and public pressure to ensure that it met any significant funding shortfall; and

•	the directors of ABN 60 at the time of the cancellation of the partly-paid shares (Messrs. Morley and Salter) effectively followed the instructions of JHI NV in relation to that cancellation. One may therefore conclude that JHI NV was a shadow director of ABN 60 at that time. However, while expressing some reservations about what occurred, the SCI was not prepared to find that the ABN 60 directors (including JHI NV as a shadow director) breached their duty in undertaking that cancellation.

(c) Principal findings against ABN 60 (formerly called JHIL)

A number of further findings (positive and adverse) were also made in relation to ABN 60, which is not a current member of the James Hardie Group. Such findings were not directed against JHI NV or any of its current subsidiaries. We believe our prior disclosures have disclosed the basis on which such findings could impact the Company. We have previously disclosed that we do not believe that the Company will have any liability under current Australian law should future liabilities of ABN 60 or ABN 60 Foundation exceed the funds available to those entities (see page F-35 in our Consolidated Financial Statements). This includes liabilities that may attach to ABN 60 or ABN 60 Foundation as a result of claims made, if successful, in connection with the transactions involved in the establishment of the ABN 60 Foundation and the separation of ABN 60 from the Company.

The SCI found that, given ABN 60’s limited financial resources, ABN 60 would need to be able to succeed in making a claim of some kind against JHI NV in respect of the cancellation of the partly-paid shares before claims by Amaba or Amaca against ABN 60 had any practical value. Although expressing reservations about what occurred, the Commissioner was not prepared to find that the directors of ABN 60 breached their duty in canceling the partly-paid shares in 2003.

The SCI did not make any finding that any cause of action by ABN 60 with respect to the partly-paid shares was likely to succeed.

(d) Principal findings against Mr. Macdonald and Mr. Shafron

The principal (but non-determinative) findings against Messrs. Macdonald and Shafron concerned their conduct while officers of ABN 60 in relation to:

•	alleged false and misleading conduct associated with the release of the Company’s February 16, 2001 press release, particularly regarding the statement that the Foundation was “fully funded” in contravention of New South Wales and Commonwealth legislation prohibiting false or misleading conduct; and

•	allegedly breaching their duties as officers of ABN 60 by encouraging the ABN 60 Board to act on the Trowbridge report, dated February 13, 2001, in forming a view that the Foundation would be “fully funded”;

The Commissioner noted he had not carried out an exhaustive investigation and concluded that it was a matter for Commonwealth authorities (notably ASIC) to determine whether any further action should be taken in relation to contraventions of Australian corporations law. The

Commissioner raised the issue as to whether Amaba or Amaca suffered any loss or damage from certain of those contraventions, without reaching any conclusion.

In addition, Messrs. Macdonald and Shafron were subject to a number of criticisms, falling short of adverse findings of contraventions of law, based on their respective roles in the separation and reorganization transactions. These included criticisms relating to their development, control over, reliance on and use of the Trowbridge report, dated February 13, 2001, despite (in the SCI’s view) their knowledge of its limitations.

12.	We note that you engaged an actuary to determine potential asbestos-related liabilities. We further note that a sensitivity analysis was also prepared. Either identify the actuary and the party that prepared the sensitivity analysis and file their consents or delete any references to them from your filing.

The actuary used was KPMG Actuaries Pty Ltd. We will refer to them in all future filings on Form 20-F and include the relevant consents as an exhibit.

13.	Please describe the effects on your company that would result from the rescission of the cancellation of your partly-paid shares in ABN 60.

Please refer to our response above in relation to comment #4.

14.	In your risk factors and your legal proceedings sections, you disclose that the SCI concluded that the establishment of the Foundations was “legally effective” and that no significant liabilities for asbestos claims could likely be assessed directly against JHI NV or other James Hardie entities. On page 35, you cite “significant hurdles” to establishing liability and “further hurdles” to establishing substantial recovery by potential claimants against the James Hardie entities. In this context, please explain why your company is therefore recommending that shareholders approve the provision of additional funding to compensate future claimants for asbestos-related injuries for which Amaca and Amaba are liable. Please also elaborate on the role of the NSW Government in this regard. For example, why is it necessary that the NSW Government concur in any proposal for James Hardie to provide funding to the Foundations? We may have additional comments upon review of your proposed disclosure.

The SCI indicated that, regardless of the numerous legal arguments in favor of the Company having no material liabilities in relation to the Medical Research and Compensation Foundation (“Foundation”), Amaba and Amaca, as a practical matter, the Company would face potential legislative, customer, union and public action to apply legislative and boycott measures and public pressure seeking to cause JHI NV and/or its subsidiaries to meet any significant funding shortfall of the Foundation.

***In the light of such actual and threatened actions and having regard as appropriate to the interests and positions of all stakeholders in the Company, the current Board of Directors of the Company entered into bona fide negotiations with representatives of Australian unions, asbestos disease claimants groups and representatives of the NSW Government, in connection with the demands of such groups for a long-term funding arrangement for the benefit of claimants against Amaba and Amaca. ***

As of this date, neither the Company nor its directors have yet put any recommendation to shareholders regarding the provision of additional funding. As previously announced by the Company, any voluntary funding arrangement is subject to a number of conditions precedent as stated in the December 21, 2004 Heads of Agreement, including:

•	Implementation of the findings of the NSW Government’s review of legal and administrative costs in personal injury asbestos litigation claim matters and other legislation to facilitate the effectiveness of the voluntary funding arrangement;

•	Entry by the principal parties into a long-term funding agreement;

•	Recommendation of the voluntary funding proposal by the Company’s Board of Directors, which will be given only if the Company’s Board of Directors (i) receives a report from an independent expert of its review and analysis of the funding proposal and (ii) is satisfied in their discretion that it is in the interests of the Company to enter into and implement such an arrangement, including on the basis that such a proposal is affordable for the Company; and

•	Approval of the voluntary funding proposal by the Company’s shareholders and lenders.

The NSW Government has been the principal governmental body involved in developing the funding proposal, since it initiated the SCI and it is in New South Wales that the majority of claims have been brought.

Item 5. Operating and Financial Review Prospects, page 38

Results of Operations, page 41

15.	Given that you may be obligated to pay material amounts as a result of asbestos-related liabilities, revise your filing to provide each of the disclosures required by SAB Topic 5:Y, related to your past asbestos-related activities. Your disclosure should be broken down by country and include the number of claims pending at each balance sheet date, the number of claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, and the average settlement amount per claim. Your disclosure should also address historical and expected trends in these amounts and their reasonably likely effects on operating results and liquidity. Please revise your disclosure in your financial statements as well.

At this time, given that we do not believe that we are obligated to pay any material amounts as a result of asbestos-related liabilities, we believe that the disclosures related to our past asbestos-related activities are consistent with the disclosure required by SAB Topic 5:Y.

Liquidity and Capital Resources, page 52

Cash Flow Provided by Operating Activities, page 53

16.	Your presentation of net income after adjusting for the gain on disposal of subsidiaries and businesses and the gain on sale of land and buildings represents a non-GAAP measure that is subject to the restrictions and disclosures of Item 10(e) of Regulation S-K. This also applies to your discussion in the following sentence of the change between periods in your cash flows from operating activities after further adjustments for non-cash items included in net income. Please revise your disclosures accordingly. Also, tell us how you met the criteria in paragraph 10(e)(1)(ii)(A) or (B), as applicable, for each period being compared. See paragraph (e) of General Instruction C to Form 20-F.

We discuss certain non-GAAP financial measures under the heading “Cash Flow Provided by Operating Activities” because we believe that some of our investors find this information useful and it is common practice in Australia to exclude such gains and losses when discussing cash flows. In this instance, we did not meet the criteria in paragraph 10(e)(1)(ii)(A) or (B) concerning prohibitions on the use of non-GAAP financial measures. We will refrain from use of non-GAAP financial measures in our future filings on Form 20-F unless we believe that their use provides additional information necessary to understand our financial condition, changes in financial condition or results of operations, and our disclosure complies with Item 10(e) of Regulation S-K.

Capital Requirements and Resources, page 53

17.	We note that the purchase obligations in your contractual obligations table on page 56 primarily represent commitments for capital expenditures. Please describe with greater specificity these capital expenditure commitments.

The purchase obligations in our contractual obligations table on page 56 primarily represent commitments for capital expenditures related to the addition of our new trim line at our Peru, Illinois plant and the addition of our new green-field fiber cement plant in Reno, Nevada. Both of these projects are disclosed on pages 27-28 on our Form 20-F. In future Form 20-F filings, we will describe with greater specificity these capital expenditure commitments as part of our contractual obligations table.

Item 6. Directors, Senior Management and Employees, page 58

Board Practices and Senior Management, page 58

Standard of Performance, page 59

18.	We note that you engaged a consultant to review the performance of your board of directors. Please describe with greater specificity the consultant’s findings and any actions that you have taken in response to these findings.

The consultant interviewed each director, the Chairman and various members of management and reviewed a survey of external opinion on the Board.

The consultant concluded that the Board had high standards of governance and a strong culture of compliance. It identified opportunities for the Company to enhance its performance further by increasing the strategic focus on the United States, modifying the Board’s dialogue with management, formalizing both CEO and Board succession planning, and enhancing the contribution of individual directors.

In response to the report, individual directors were provided with direct confidential feedback about how they could add even more value to the Board. In addition, a formal succession planning process was instituted in respect of the CEO and his direct reports. The new Chairman has instituted a process of Board renewal that will seek to ensure that the Board continues to be composed of directors from Australia, the United States and Europe, with a mix of relevant experience and skills.

Recent Developments, page 61

19.	Please disclose the reasons why Messrs. Macdonald, Shafron and Zwinkels resigned their positions with you. In addition, it appears that they continue to be engaged by you in certain capacities. Please advise us as to the nature of their responsibilities and the terms of any agreements they may have with you.

Mr. Macdonald’s resignation letter did not explain his reasons for resigning. Prior to the date of Mr. Macdonald’s resignation, the Company had, with Mr. Macdonald’s knowledge, engaged external legal advisers to conduct a review of the Company’s affairs in the light of the findings of the SCI. That review did not result in any finding that Mr. Macdonald had breached the terms of his employment agreement with the Company in relation to the activities and transactions under review. Mr. Macdonald’s resignation followed the announcement on September 28, 2004 (shortly after the release of the SCI Report) that Mr. Macdonald was standing down from his role as Chief Executive Officer.

After his resignation as the Company’s CEO, we engaged Mr. Macdonald in a consulting role for a minimum period of 27 months in order to efficiently transition his duties as Chief Executive Officer to his successor. From October 22, 2004 through January 21, 2005, Mr. Macdonald was paid a monthly consulting fee of $60,000 in return for committing to up to 80% of a full-time role during that period. From January 22, 2005 through March 31, 2005, Mr. Macdonald will be paid a monthly fee of $10,000. We expect to pay Mr. Macdonald a total of $201,289 from October 22, 2004 to March 31, 2005. After March 31, 2005, we will continue to pay Mr. Macdonald a monthly fee of $10,000 for the remainder of the agreement. Please refer to Mr. Macdonald’s consulting agreement filed as Exhibit 4.6 to our Form 20-F.

Mr. Shafron’s resignation letter did not explain his reasons for resigning. He had previously stood down from his position as Chief Financial Officer.

We also engaged Mr. Shafron in a consulting role for a period of 24 months in order to efficiently transition his duties as Chief Financial Officer to his successor. From October 22, 2004 through March 31, 2005, Mr. Shafron will be paid a monthly fee of $7,770, for a total of $41,167. After March 31, 2005, we will continue to pay Mr. Shafron a monthly fee of $7,770 for the remainder of the agreement. Please refer to Mr. Shafron’s consulting agreement filed as Exhibit 4.9 to our Form 20-F.

Mr. Zwinkels resigned his position as a managing director of the Company in order to focus his attention on his role as Treasurer of the Company. Mr. Zwinkels is currently employed by the Company as its Treasurer.

Compensation, page 67

20.	Please disclose the total amounts you have set aside or accrued to provide pension, retirement or similar benefits. See Item 6.B.2. of Form 20-F.

As of March 31, 2004, the total amount accrued to provide pension, retirement or similar benefits was $1.0 million related to certain members of our Supervisory Board. We will include this disclosure in our future filings on Form 20-F.

Share Ownership, page 75

21.	Please add the share ownership of Donald Merkley, David Merkley and P.J. Shafron to your table. In this regard, we note that each holds options that are exercisable within 60 days of October 31, 2004.

We followed instructions to Item 6(E) of Form 20-F which states that if a “person’s individual share ownership previously has not been disclosed to shareholders or otherwise made public, you may indicate, by an asterisk and explanatory footnote or similar means, that the person beneficially owns less than one percent of the class, instead of providing that person’s individual share ownership.” However, based on your comment, we will include the share ownership of all persons listed in the Compensation section in our future filings on Form 20-F.

Option Ownership, page 76

22.	Please expand your disclosure to provide vesting and exercisability information for each option.

The vesting and exercisability information for each option, other than those held by Mr. Macdonald, are set forth in the footnotes to the table. With respect to Mr. Macdonald’s options, the footnotes to the table refer the reader to the discussion under the heading “Peter Donald Macdonald Share Option Plans,” which immediately follows the table. The vesting and exercisability information with respect to Mr. Macdonald’s options is provided in that discussion. In future filings, in addition to the cross-reference, we will set forth the vesting and exercisability information regarding Mr. Macdonald’s options in the footnote.

23.	We note that the expiration dates of the options held by Mr. Macdonald do not match your disclosure on pages 77 and 78. Please reconcile. In addition, please advise us as to whether the options held by Messrs. Morley, Shafron and Zwinkels will expire earlier as a result of their resignations.

With respect to the options held by Mr. Macdonald, the statements on pages 77 and 78 are correct. The disclosure in the table on page 76 does not give effect to Mr. Macdonald’s resignation. The discrepancy will be corrected in our next Form 20-F.

The options held by Mr. Shafron expired in January 2005. The disclosure in the table on page 76 related to Mr. Shafron does not give effect to his resignation. To the extent necessary, discrepancy will be corrected in our next Form 20-F.

Although Mr. Morley had retired as our Chief Financial Officer in May 2004, he continued to be employed by the Company and was an employee as of the filing date of our Form 20-F. Effective as of January 31, 2005, Mr. Morley retired as an employee of the Company and, accordingly, his options will terminate on February 1, 2007. In addition, although Mr. Zwinkels resigned as a director of the Managing Board in October 2004, he remains our Treasurer. Accordingly, as of the time of filing the Form 20-F, the expiration dates indicated in the table on page 76 are correct for Messrs. Morley and Zwinkels.

Equity Plans, page 77

24.	It appears that you have the following equity plans: the three Macdonald Share Option Plans, the 2001 Equity Incentive Plan, the Executive Share Purchase Plan, the Economic Profit Incentive Plan, the Supervisory Board Share Plan and the Key Management Shadow Stock Incentive Plan. We also note that you do not refer to these plans consistently throughout your filing. For example, see page 69. Please refer to these plans consistently throughout your filing so as not to confuse the reader. In addition, please describe the material terms of each of these plans in this subsection and disclose the amounts issued in past three years under each of these equity plans.

In future filings, we will synchronize the disclosure provided on page 69 with the disclosures provided on pages 77 through 80 regarding the terms of our equity incentive plans.

The Economic Profit Incentive Plan is our cash bonus plan and does not involve the issuance of any equity securities. In future filings, the description of this plan will be removed from the discussion of our equity incentive plans.

The Staff has requested that we describe the material terms of each of the equity plans and disclose the amounts issued in the past three years under each plan. With respect to the three Macdonald Share Options Plans, the Company has described the material terms of these plans on pages 77 and 78. In addition, the Company has filed these plans as Exhibits 4.2, 4.3 and 4.4 to our Form 20-F. Because each plan is a “one-time” issuance plan, the number of options that have been issued under the plans are the only options subject to the plans. Likewise, on pages 78, 79 and 80, we provided a description of the material terms of the 2001 Equity Incentive Plan. In addition, the Company has filed this plan as Exhibit 4.1 to our Form 20-F. In future filings, we will provide the number of shares issued under this plan in each of the past three years in this section of the Form 20-F.

With respect to the Supervisory Board Share Plan, there is a description of the plan on page 69. This plan is only a few pages long. Accordingly, the summary set forth on page 69 contains all of the material terms of the plan. In addition, the Company has filed this plan as Exhibit 4.31 to our Form 20-F. In future filings, we will set forth the summary that is provided on page 69 in the equity plan section of the Form 20-F. By way of background, the number of shares issued under this plan for fiscal year 2004 was previously provided under cover of Form 6-K dated September 8, 2003. The number of shares issued under this plan for fiscal year 2003 was filed with the Australian Stock Exchange on August 27, 2002. In addition, we will state the number of shares issued under the plan in each of the past three years in this section of the Form 20-F.

As indicated in our response to comment #34, the Executive Share Purchases Plan was terminated and, accordingly, our future filings on Form 20-F will no longer discuss this plan under this item of the Form 20-F. Finally, in future filings, we will provide a description of the Key Management Shadow Stock Incentive Plan and file a copy of the plan as a 4(c) exhibit.

Item 7. Major Shareholders and Related Party Transactions, page 80

Related Party Transactions, page 82

25.	Please disclose whether you have established procedures for the review and pre-approval of all transactions between you and your directors, executive officers and other affiliates.

In accordance with the New York Stock Exchange listing standards, the Audit Committee of the Board of Directors reviews and approves all related party transactions. In discharging the duties set forth in its Charter, the Audit Committee reviews all conflicts and/or related party transactions at least every year in the fourth quarter. In addition, the Audit Committee reviews any proposed related party transactions from time to time as they arise. Furthermore, the Code of Ethics adopted by the Company requires employees to avoid conflicts of interest, which include related party transactions. In order to consolidate the various policies, the Company is in the process of finalizing a comprehensive policy regarding related party transactions.

Item 8. Financial Information, page 83

26.	Please disclose the information required by Item 8.A.8. of Form 20-F.

The disclosure on the Company’s policy on dividend distributions has been included under Item 10. “Additional Information – Key Provisions of our Articles of Association of JHI NV – Dividends” on page 89. In future filings on Form 20-F, we will add a cross-reference to Item 10 at the end of Item 8.

Item 10. Additional Information, page 86

27.	Please disclose the information required by Item 10.B.2 of Form 20-F.

The following are the disclosures required by Item 10.B.2 of Form 20-F which will be included in this section of our future filings on Form 20-F. We have included the instructions before each disclosure for ease of review.

With respect to directors, provide a summary of any provisions of the company’s articles of association or charter and bylaws with respect to:

(a) director’s power to vote on a proposal, arrangement or contract in which the director is materially interested;

Pursuant to the Company’s articles of association, and subject to limited exceptions, a member of the Managing Board who has a material personal interest in a matter that relates to the affairs of the Company must give all other members of the Managing Board notice of his or her interest. Furthermore, subject to limited exceptions, a member of the Managing Board who has a material personal interest in a matter that is being considered at a meeting of the Managing Board may neither be present while the matter is being considered at such meeting nor vote on the matter.

Subject to limited exceptions, a member of the Supervisory Board who has a material personal interest in a matter that relates to the affairs of the Company must give all other members of the Supervisory Board notice of his or her interest. Furthermore, subject to limited exceptions, a member of the Supervisory Board who has a material personal interest in a matter that is being considered at a meeting of the Supervisory Board may neither be present while the matter is being considered at such meeting nor vote on the matter.

If a member of the Managing Board has a conflict of interest with the Company (whether acting in his personal capacity by entering into an agreement with the Company, conducting any litigation against the Company or acting in any other capacity), he or she, will still have the power to represent the Company towards third parties when entering into transactions, unless a person is designated at the General Meeting of Shareholders for that purpose or the law provides the designation in a different manner.

(b) the directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body;

Despite the provisions of our articles of association to the contrary, which provisions were adopted prior to more recent superseding legislation, the total compensation of the members of the Supervisory Board is determined at the General Meeting of Shareholders.

The remuneration of the members of the Managing Board is determined by the Joint Board within the limits of the remuneration policy adopted at the General Meeting of Shareholders. The Joint Board consists of all members of the Supervisory Board, the Chief Executive Officer and, if the chairman of the Supervisory Board decides so, one or more other members of the Managing Board, provided that the number of members of the Managing Board being on the Joint Board can never be greater than the number of members of the Supervisory Board. Our articles of association do not include any provisions regarding the power of the members of the Managing Board, in the absence of an independent quorum, to vote compensation to themselves or any other members of the Managing Board.

(c) borrowing powers exercisable by the directors and how such borrowing powers can be varied;

Our articles of association do not include any provisions regarding the borrowing powers of members of the Managing Board or the Supervisory Board. However, the provisions regarding conflict of interest generally govern this issue.

(d) retirement or non-retirement of directors under an age limit requirement; and

Our articles of association do not include any provisions regarding the mandatory retirement age of a member of the Managing Board or the Supervisory Board.

(e) number of shares, if any, required for director’s qualification.

Our articles of association do not impose any obligation on the members of the Managing Board or the Supervisory Board to hold shares in the Company.

Item 15. Controls and Procedures, page 103

28.	We note your disclosure stating that your Interim CEO and Interim CFO have “concluded that, as of such date, [your] disclosure controls and procedures are effective to ensure that information relating to [you] (including [your] consolidated subsidiaries) required to be disclosed in the reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable SEC rules and forms.” This description appears to be based upon the definition of disclosure controls and procedures set forth in Rule 13a-15(e) under the Exchange Act. As described, however, the evaluation does not fully conform to the definition in the rule. Specifically, the description does not indicate that your disclosure controls and procedures are designed to ensure that information is accumulated and communicated to management, including the principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please confirm this to us and revise accordingly. Alternatively, you may simply state that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

We hereby confirm that, based on the evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2004, our certifying officers concluded that our disclosure controls and procedures were effective as of such date. Assuming that our certifying officers reach similar conclusions from an evaluation of our disclosure controls and procedures as of the end of the period covered in any future filing, we will state in such filing that our certifying officers concluded that our disclosure controls and procedures were effective as of the end of such period.

Item 16A. Audit Committee Financial Expert, page 103

29.	Please disclose the information required by Item 16A(a)(2) of Form 20-F with respect to independence.

We have provided this information under Item 6. “Directors, Senior Management and Employees – Board Practices and Senior Management – Independence” on page 60. In future filings on Form 20-F, however, we will also disclose the independence of the audit committee financial expert(s) under Item 16A.

Item 16B. Code of Ethics, page 103

30.	Please describe with greater specificity the revisions and updates you made to your code of ethics in 2003. In addition, please advise us as to whether you have granted any waivers from the provisions of your code of ethics.

In 2003, we revised our code of ethics primarily:

•	to prohibit, directly or indirectly, extending or maintaining credit, arranging for the extension of credit or renewing an extension of credit, in the form of a personal loan to or for any director or executive officer of the Company (or equivalent thereof);

•	to add a mechanism to enable employees to submit any unresolved concerns or complaints regarding questionable accounting or auditing matters. Such submissions may be made on an anonymous, confidential basis and may be directed to an employee’s supervisor(s), corporate controller or the secretary of Audit Committee. In addition, we added a section which prohibits retaliation of any kind against individuals who have made good faith reports or complaints of violations of our code of ethics or other known or suspected illegal or unethical conduct; and

•	to add a section that provides that our code of ethics may be amended or modified by our Joint Board. In addition, waivers of this code may only be granted by our Joint Board or a committee of our Joint Board with specific delegated authority, and any such waiver, will be disclosed to our shareholders.

We have not granted any waivers from the provisions of our code of ethics during fiscal year 2004.

Item 16C. Principal Accountant Fees and Services, page 103

31.	Please disclose the information required by Items 16C(a) through (d) of Form 20-F in this subsection rather than as a cross reference to your financial statements. In addition, please consider providing the information required by these paragraphs in a tabular format. Finally, please disclose the amount of fees incurred with respect to the category “All Other Fees.”

We will disclose the required information in this subsection rather than as a cross-reference to our financial statements. In addition, we will provide the information required by these items in a tabular format in future Form 20-F filings.

The amount of fees incurred with respect to the category “All Other Fees” relates to adviser fees of approximately $0.1 million in fiscal year 2004 and tax return and accounting research software of approximately $10,000 in fiscal year 2003. There were no amounts incurred with the respect to the category “All Other Fees” in fiscal year 2002.

32.	Please disclose the information required by Item 16C(f) of Form 20-F.

Our principal accountant did not engage any temporary employees to conduct any portion of the audit of our financial statements for the most recent fiscal year. As such, no disclosure was made based on the instructions required in Item 16C(f).

Item 18. Financial Statements, page 104

33.	Please advise us as to the reasons why you have not incorporated by reference pages F-49 through F-51.

In the course of preparing our Form 20-F, the pagination changed and the page reference in this section was not updated accordingly. In future filings, we will ensure that the page references match up with the final F-pages included in our Form 20-F.

Item 19. Exhibits, page 104

34.	Please file as an exhibit each of the following or explain to us why it should not be filed as an exhibit:

•	distribution agreements upon which your business is substantially dependent, as referenced on page 10;

The Company does not enter into contractual distribution agreements with its distributors. The Company generally operates under standard pricing structures which change periodically and offers certain customers rebates and other incentives that usually depend on the volume of transactions.

•	executive share purchase plan;

No shares have been issued under this plan since December 1997, and since that time the plan has expired. Accordingly, we do not believe that this plan is required to be filed as an exhibit to our Form 20-F.

•	economic profit incentive plan;

We will file this plan as a 4(c) exhibit in our next Form 20-F filing.

•	key management shadow stock incentive plan;

This plan was established so that we could issue a single person, Folkert Zwinkels, 12,000 shares of our stock. Although we believe it is immaterial in amount and significance, we will file this plan as a 4(c) exhibit in our next Form 20-F filing.

•	revolving loan facility, and any amendments thereto;

This agreement, and the amendments thereto, have been filed as Exhibits 2.6, 2.7, 2.8, 2.9 and 2.16 to our Form 20-F for fiscal year 2004.

•	stand-by loan facility, and any amendments thereto;

This agreement, and the amendments thereto, have been filed as Exhibits 2.10, 2.11, 2.12, 2.13, 2.14, 2.15, 2.17, 2.18, 2.19 and 2.20 to our Form 20-F for fiscal year 2004.

•	consulting agreement with Mr. Macdonald; and This agreement was filed as Exhibit 4.6 to our Form 20-F for fiscal year 2004.

•	severance agreement with Mr. Macdonald.

This agreement was filed as Exhibit 4.6 to our Form 20-F for fiscal year 2004.

35.	It appears that you have filed the consent of your independent registered public accounting firm under the incorrect item number. Please revise accordingly.

In future filings on Form 20-F, we will file the consent of our independent registered public accounting firm as an item 15 exhibit.

36.	Please consider re-filing those exhibits that you have incorporated by reference from paper filings and that are not available electronically on EDGAR.

In our next Form 20-F, in lieu of incorporating agreements which have been previously filed only as a paper filing, we will re-file those exhibits electronically on EDGAR.

Financial Statements

Note 2 — Summary of Significant Accounting Policies, page F-7

37.	Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling, general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:

•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•	in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.

In our future Form 20-F filings, we will provide a disclosure that is substantially similar to that which is set out below:

“Cost of Goods Sold

Cost of goods sold is primarily comprised of cost of materials, labor and manufacturing. Cost of goods sold also includes the cost of inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and shipping and handling costs.

Selling, General and Administrative

Selling, general and administrative expenses primarily include costs related to advertising, marketing, selling, information technology and other general corporate functions. Selling, general and administrative expenses also include certain transportation and logistics expenses associated with the Company’s distribution network. Transportation and logistic costs were $1.3 million, $1.0 million and $0.9 million for the years ended March 31, 2004, 2003 and 2002, respectively. For the years ended March 31, 2003 and 2002, distribution and warehousing costs in the amount of $7.0 million and $4.5 million, respectively, were included in selling, general and administrative expenses. For the year ended March 2004, these same distribution and warehousing costs were included in cost of goods sold and totaled $8.7 million.”

We will also provide the same disclosure under the MD&A section of our future filings on Form 20-F.

38.	Please disclose your accounting policy for shipping and handling costs. In doing so, disclose both the line item in which you include amounts paid by customers to you for shipping and handling and the line item(s) in which you include your actual costs for shipping and handling. If you do not include all of your actual costs for shipping and handling in cost of goods sold, also disclose the amounts of your actual costs for shipping and handling excluded from cost of goods sold for each period presented as required by paragraph 6 of EITF 00-10.

In our future Form 20-F filings, we will provide a disclosure that is substantially similar to that which is set out below:

“Shipping and Handling

Shipping and handling costs are charged to costs of goods sold as incurred. Recovery of these costs are incorporated in the Company’s sales price per unit and are therefore classified as part of net sales.”

39.	Your disclosure that machinery and equipment have estimated useful lives that range from 5 to 27 years is quite broad. Please separately disclose the types of assets that fall in each part of the range.

Assets included in the machinery and equipment category and their respective useful lives are set forth below:

Manufacturing Machinery 20 years General Equipment 5 to 10 years

We will include these useful lives in our future filings on Form 20-F.

Note 9 — Retirement Plans, page F-16

40.	You use the yield for 10-year high quality investment securities, adjusted to rates at which pension benefits could be effectively settled for your discount rate. Please tell us the yield for 10-year high quality investment securities for each date your discount rate is presented. Please also explain the reasons for each increase you made from the benchmark rate in arriving at the discount rate you used as of each date. Please also tell us how you determined the amount of each increase you made over the benchmark rate was appropriate as of each date. See EITF Topic D-36.

	March 31
	2004	2003	2002
10-Year high quality investment security yield*	5.6%	5.5%	6.0%
Premium added to reflect the yield on high quality corporate bonds	0.9%	0.9%	0.9%
Premium added to reflect participant investment elections**	0.7%	1.2%	0.9%

	7.2%	7.6%	7.8%
Less applicable average tax at 10%***	(0.7%)	(0.8%)	(0.8%)

Discount rate applied to Projected Benefit Obligation	6.5%	6.8%	7.0%

*Based upon the 10-year Australian Commonwealth bond yield.

**Plan’s investment policy is to match investment choices of the Plan’s cash balance participants (majority of participants in plan). Premium adjustment reflects higher returns on these investment choices.

***Standard tax rate on our Australian Plan is 15%. However, after credits and capital gains concessions, the Plan’s effective tax rate is 10%.

The foregoing rates above are derived by the Company with the assistance of the Plan’s third-party administrator.

41.	Please disclose the information described in the asterisked portions of paragraph 5 of SFAS 132(R) regarding your pensions and other post-retirement benefits.

As of fiscal year end March 31, 2004, we had no post-retirement benefits.

In addition, we have not included in our Form 20-F for fiscal year 2004 the additional disclosures of SFAS No. 132(R), paragraph 5, asterisked portions d, e, g and k because our defined benefit plan disclosure relates to a foreign plan. Because the requirement for these additional disclosures for foreign plans is effective for fiscal years ending after June 15, 2004 (paragraph 19a), we will make these disclosures in our Form 20-F for fiscal year 2005. Also, because the effective date of paragraph 5(f) for all plans (foreign and domestic) is for fiscal years ending after June 15, 2004, we will make this disclosure in our Form 20-F for fiscal year 2005. Lastly, we made the additional disclosures required by paragraph 5(j) on page F-17 in our Form 20-F for fiscal year 2004.

Note 13 — Product Warranties, page F-21

42.	You disclose on page F-10 that your accrual for warranty costs is based upon the relationship of warranty costs to sales. Your sales are increasing from period to period and so are the settlements made in cash or in kind. However, your provision for future warranty costs in each period is substantially less than the settlements made in cash or in kind. In addition, the provision does not appear to be correlated to your increases in sales during those periods. Please disclose in your footnotes and your MD&A what happened. Please supplementally provide us with a more detailed description of how you developed the provision recorded in each year your financial statements are presented. Please supplementally provide us with the information shown in the table for the year ended March 31, 2002 as well. Please also tell us in detail why you believe your warranty accrual is adequate as of March 31, 2004 based upon your historical claims.

The following will be included in the footnotes to our Consolidated Financial Statements where indicated:

The following will be inserted in Note 13, 7th line after the sentence ended “estimates:”

“Additionally, the Company includes in its accrual for product warranties amounts for the Class Action Settlement Agreement (see Note 15) related to its previous roofing product, which is no longer manufactured in the United States. The total amount included in the product warranty provision relating to the Class Action Settlement Agreement is $4.7 million and $9.1 million as of March 31, 2004 and 2003, respectively.”

The following will be inserted in Note 13 as a footnote to table:

“The “Settlements made in cash or in kind” line item above is substantially less than the “Accruals for product warranties” line item because it includes settlements related to the Class Action Settlement Agreement (see Note 15) of $4.4 million and $2.4 million for the years ended March 2004 and 2003, respectively.”

We believe that disclosure in the MD&A is not appropriate due to the relative immateriality of the product warranty costs. The Class Action Settlement Agreement has had no impact on the Company’s Consolidated Statement of Income in either 2003 or 2004 as a full provision for this contingency was recorded in 2002.

Note 14 — Claims Against Former Subsidiaries, page F-21

Environmental, page F-21 and Legal, page F-21

43.	Supplementally confirm that additional losses related to environmental or legal issues are not reasonably possible or revise your discussion to make each disclosure required by paragraph 10 of SFAS 5.

At this time, the Company believes that additional losses related to environmental or legal issues are not reasonably possible except for certain legal costs related to developments following the SCI report (including the negotiations surrounding the Company’s entry into a long term funding agreement), which are unable to be determined at this time.

Amaca Pty Ltd, Amaba Pty Ltd and ABN 60, page F-21

44.	Please provide us with additional information regarding your evaluation of the effect of adopting FIN 46R on the accounting for your relationship with the Medical Research and Compensation Foundation and the ABN 60 Foundation. Please specifically address each of the following:

a.	It appears that an evaluation of whether each Foundation is a variable interest entities was required once James Hardie NV became “involved with” each Foundation, as defined by note 12 to paragraph 6 of FIN 46R. A number of factors indicate that James Hardie NV may be involved with each Foundation due to pecuniary and contractual interests:

•	The non-asbestos indemnity provided to the ABN 60 Foundation;

•	The July 14, 2004 recommendation that shareholders approve the provision of an unspecified amount of additional funding to compensate all future claimants for asbestos-related injuries for which Amaca and Amaba are liable;

•	The November 5, 2004 unanimous agreement of the Ministerial Council for Corporations to ensure that victims of asbestos-related diseases receive full and timely compensation from James Hardie using legislative reform, if necessary;

•	The November 16, 2004 Interim Funding Agreement; and

•	The December 21, 2004 Heads of Agreement.

Note 12 to paragraph 6 of FIN 46R defines involvement with an entity as “ ownership, contractual or other pecuniary interests that may be determined to be variable interests.”

As disclosed in our Form 20-F in Note 14 under the heading “Claims Against Former Subsidiaries,” ABN 60 transferred ownership of these entities to the Foundation in February 2001. Except as described below, the Company has no variable interests that would be defined as ownership, contractual or pecuniary interests with either the ABN 60 Foundation or the Foundation except for the non-asbestos indemnity referred to in Note 17 on page F-35 and the offer to provide interim funding to the Foundation referred to in Note 14 on page F-26.

•	With regards to the “non-asbestos indemnity” issued to the ABN 60 Foundation, we believe, having regard to the financial position of the ABN 60 Foundation, that the prospects of there being any call with respect to that indemnity are remote. Furthermore, this non-asbestos indemnity did not change or impact the assets and liabilities of the ABN 60 Foundation. It was only an indemnity to cover the liability of the ABN 60 Foundation directors in case non-asbestos claims arose. We are not aware of any claim being imminent or likely to be made under the terms of this indemnity.

•	In its July 14, 2004 submission to the SCI, the Company indicated that it would, in certain circumstances, recommend to shareholders the provision of an unspecified amount of additional funding to enable an effective statute-based scheme to compensate future asbestos-related injuries for which Amaca and Amaba are liable. This earlier submission has effectively been superseded by more recent events, including the announcement by the parties of the Heads of Agreement (described further below). Furthermore, this was only a potential recommendation that was discussed via a submission to the SCI. It was never recommended to shareholders and did not result in any ownership, contractual or pecuniary interests.

•	The November 5, 2004 unanimous agreement of the Ministerial Council to which the Comment Letter refers did not change the ownership, contractual or other pecuniary interests of the Company in either the Foundation or the ABN 60 Foundation. This agreement merely anticipated that if an agreement was not reached between the principal negotiating parties at that time, including the Company, further legislative change might be contemplated.

•	The interim funding proposal to which the Comment Letter refers, whereby the Company proposed to provide interim funding to the Foundation if, and to the extent, required to enable the Foundation to meet asbestos claims, was offered in order to allow the Foundation to avoid entering into provisional liquidation and to continue the payment of asbestos-related claims in order to allow the Company to continue ongoing negotiations with the Representatives. The interim funding offer was never accepted by the Foundation and, in any event, was only available to be drawn upon to the extent that the funds of Amaba and Amaca were exhausted. The funds available to those entities were materially increased through the receipt by Amaca of approximately A$88.5 million in December 2004 from ABN 60 pursuant to the Deed of Covenant and Indemnity.

•	The December 21, 2004 Heads of Agreement is not a legally binding agreement and remains subject to the conditions precedent described in our response to comment #14. The parties to that agreement did not include the Foundation. Therefore, it creates no legal relations between the Foundation and the Company and did not result in any ownership, contractual or pecuniary interests.

b.	Given that the Medical Research and Compensation Foundation was undercapitalized by at least A$1 billion, it appears that at its inception it may have been a variable interest entity subject to consolidation according to paragraph 5(a) of FIN 46R.

Note 12 to paragraph 6 of FIN 46R defines involvement with an entity as “ownership, contractual or other pecuniary interests that may be determined to be variable interests.” Neither JHI NV nor any of its current subsidiaries retained any interests in the Foundation that would be defined as ownership, contractual or pecuniary. As disclosed in our Form 20-F in Note 14 under the heading “Claims Against Former Subsidiaries,” the Company transferred ownership of these entities to the Foundation in February 2001 and thereafter, had no further ongoing legal or financial relationship with either the ABN 60 Foundation or the Foundation.

c.	The nature of the pecuniary and contractual interests created by the factors bulleted above may result in an implicit guarantee to each Foundation against suffering losses. Refer to paragraph B10 of Appendix B to FIN 46R.

Further, and subject to the discussion in section a. above, none of JHI NV or any of its current subsidiaries has any ownership, contractual or pecuniary interests in either the Foundation or the ABN 60 Foundation.

d.	The scope exception for non-profit entities under paragraph 4(a) of FIN 46R may not be applicable as the primary function of each Foundation appears to be to satisfy the asbestos claims related to your pre-reorganization activities.

The Company has not attempted to qualify for the scope exception under paragraph 4(a) of FIN 46R, nor does it believe that the scope exception is applicable to the Company.

45.	Please tell us in detail how you determined that the amounts you had recorded in your financial statements related to your asbestos liabilities were adequate just prior to your deconsolidation of each Foundation and other entity discussed under this heading. In doing so, please also be sure to let us know the activity related to the numbers of open cases, new cases and closed cases during each of the last five years and the average settlement per case closed. Please also provide us with a summary of the assumptions you used to develop your accrual as of the end of the period just prior to each major deconsolidation.

The amounts previously provided for as of March 2000 were determined based on the actuarial estimate that was prepared by Trowbridge Consulting (“Trowbridge”), the actuarial consulting subsidiary of Deloitte Touche Tohmatsu in Australia. The current and historic KPMG estimates do not support the previous accrual levels that the Company had set aside at March 2001, primarily due to the differences in assumptions used by Trowbridge and KPMG (as outlined in response to comment #48) and the impact of emerging experience between March 2000 and June 2004.

The Trowbridge estimate was the best available estimate at the time and the projection of future claim numbers was based on general views prevalent in the Australian actuarial profession at that time.

We believe that our previous accruals were appropriate at the time because they included information available at the time and reflected the independent professional advice that was taken by, and was therefore the best estimate available to, the Company at the time. The Company has disclosed the more recent actuarial estimates fully in Note 14 to our Consolidated Financial Statements.

We do not believe that it is appropriate for the Company to disclose the activity related to numbers of open cases, new cases and closed cases during each of the last 5 years because we are not legally liable for such claims from the time that Amaca and Amaba were deconsolidated (February 2001) through the date of this letter. Additionally, because Amaca and Amaba were deconsolidated in February 2001, the Company no longer controls the records for the claim history.

There is information contained within KPMG Actuaries’ Expert Witness Report to the SCI which shows historic trends in reported claims and average settlements of claims and legal costs, separately by each disease type (as shown in Tables 5.1 to 5.11 in Section 5 of that report).

Actuarial assumptions that were maintained by Trowbridge at March 31, 2000 and February 13, 2001

The major assumptions made both at March 31, 2000 and at February 13, 2001 (just prior to the deconsolidation of Amaca and Amaba) were as follows (Sourced from KPMG Actuaries’ Expert Witness Report to the Special Commission of Inquiry into the establishment of the Foundation. The expert witness was Richard Wilkinson, FIA FIAA. See Section 5, Section 6 and Appendix F):

•	Base inflation of 4% per annum;

•	No superimposed inflation (being the excess of claim cost inflation over base (wage) inflation);

•	Average settlement amount per claim, which was expected to grow in line with inflation (at 4% per annum);

•	Base average settlements set based on the most recent emerging year’s experience, being A$180,000 for mesothelioma and A$70,000 for non-mesothelioma;

•	The level of nil settlement rates assumed to be 25% for both mesothelioma and non-mesothelioma;

•	Continuation of the current legal environment, in relation to no new emerging heads of damages, generally defined as different components of awards (e.g., awards for economic loss, general damages for pain and suffering, past and future care costs);

•	The provision was limited to asbestos-related claims for medical injuries in Australia and New Zealand. It did not include potential claims related to non-disabling conditions, such as stress or psychological trauma related to concern about the potential to contract an asbestos-related disease;

•	The provision did not include an estimate of environmental, property or land remediation due to the speculative nature;

•	No provision was made for areas that were deemed to be speculative and still subject to medical or legal debate or to the possibility of statutory changes; and

•	Expected claim numbers in 2001 set at levels equal to the year ending March 31, 2000, being 102 for mesothelioma and 72 for non-mesothelioma claims.

None of the foregoing assumptions changed between March 31, 2000 and February 13, 2001. No evidence was presented within the report of February 13, 2001 which would have led the Company to conclude that these assumptions required revision.

Actuarial assumptions that were changed by Trowbridge between March 31, 2000 and February 13, 2001

The pattern of incidence of future claim notifications was updated between March 31, 2000 and February 13, 2001 to allow for recent work Trowbridge Consulting have carried out to estimate the impact of such asbestos-related diseases claims in Australia This included the results of a paper which discussed recent trends in asbestos-related disease claims (this was subsequently referred to as the “Watson & Hurst Paper” in the SCI, and was presented in December 2000 to the 8th Accident Compensation Seminar to Actuaries). This is noted in Trowbridge’s covering letter of the February 13, 2001 report.

The impacts of the adjustments made by Trowbridge between March 31, 2000 and February 13, 2001 were:

•	Future notifications of mesothelioma claims of 1638 and 2067 in March 2000 and February 2001, respectively;

•	Future notifications of non-mesothelioma claims of 994 and 1015 in March 2000 and February 2001, respectively; and

•	Extension of the final year of future mesothelioma claim notifications from 2026 to 2040.

A Trowbridge note within the report provided: “The cashflows are based on average claim sizes for mesothelioma and non-mesothelioma claims as assumed in our earlier work: we have not detected any trends that need to be built into the average cost assumptions.”

Accordingly, the Company had no reason to believe that the projection of future claims numbers would not be adequate and appropriate given that this estimate was based on work presented by Trowbridge to other actuaries and was based on the research Trowbridge had undertaken into the emerging trends of asbestos-related disease incidence in Australia and other international material.

Furthermore, the Company had no reason to believe that the underlying average cost assumptions, or the assumptions in relation to the long-term rate of inflation of claims, required revision.

Special Commission of Inquiry, page F-22

46.	Supplementally tell us whether additional losses are reasonably possible as a result of the findings against Messrs. Macdonald and Shafron. If so, revise your discussion to provide each of the disclosures required by paragraph 10 of SFAS 5.

At this time, the Company believes that additional losses are not reasonably possible as a result of the findings of the SCI against Messrs. Macdonald and Shafron.

According to SFAS No. 5, a loss is reasonably possible “when the chance of the future event or events occurring is more than remote but less than likely.”

As set out in response to comment #11, the findings of the SCI in relation to Messrs. Macdonald and Shafron are not determinative, nor do they carry any force of law. Therefore, the findings do not directly affect the prospects or otherwise of losses being incurred, directly or indirectly, through claims under indemnity arrangements by the Company with respect to Messrs. Macdonald and Shafron.

Insofar as the Company is aware, neither Mr. Macdonald nor Mr. Shafron has received any notice of any claim, whether civil or otherwise, from any person with respect to the findings made by the SCI. Nor have they given notice of any claims they may seek to recover amounts from the Company.

As has been disclosed, the conduct of Mr. Macdonald, Mr. Shafron and others is the subject of an ASIC investigation.

If the ASIC decides to pursue claims against one or both of Mr. Macdonald or Mr. Shafron and either of them is found liable with respect to a matter for which he has been indemnified by the Company or any subsidiary, the loss relating to that claim may ultimately be borne by the Company, subject to its rights to receipt of proceeds of insurance with respect to such claims as may be insured and subject to the limitations applicable in relation to such indemnities as summarized in response to comment #5.

47.	Please revise the fourth full paragraph on page F-23 to specify the amount of the shortfall.

The shortfall was disclosed in the second sentence of the fourth full paragraph on page F-23 which stated “In part this was based on actuarial work indicating that the discounted value of the central estimate of the asbestos liabilities of Amaca and Amaba was approximately A$1.570 billion.” We will also add the following disclosure to our future filings after this second sentence “Because actuarial estimates are subject to considerable uncertainty, the shortfall cannot be known with certainty and greater or lesser amounts may be required in the future.”

48.	The Special Commission of Inquiry determined that the net assets of each Foundation were insufficient to meet the related asbestos liabilities. Please tell us how their results compare to the accruals you previously had recorded, including whether they support your previous accrual levels and why or not. Please also explain in summarized form any major differences between the assumptions used in the new study and those used in your previous asbestos accrual determinations. In light of this new information, please tell us whether you still believe that your previous asbestos accruals were adequate.

In response to this comment, we note that the Staff refers to a finding that “each Foundation” had insufficient net assets to meet asbestos-related liabilities. We assume that the Staff intended to refer to “each of Amaca and Amaba.” The provision that was included in our Form 20-F for the year ended March 31, 2000 was based on actuarial advice provided by Trowbridge. The Company had engaged KPMG, as part of its submission to the SCI in mid 2004, to actuarially estimate the asbestos-related liabilities of Amaca and Amaba as of February 13, 2001 (the same date that Trowbridge last conducted an actuarial analysis on behalf of the Company) and to perform subsequent estimates each year through June 2003. This valuation was completed in June 2004 and was subsequently submitted by the Company to the SCI. The actuarial estimates of asbestos-related liabilities of the Foundation has increased significantly since 2001, as disclosed in our Form 20-F for fiscal year 2004 in Note 14.

February 13, 2001 Estimate of Liability

In 2004, the Company engaged KPMG to perform an actuarial analysis of what it believed the asbestos-related liability to have been at February 13, 2001 using the same information available to Trowbridge at that point in time. Actuarial assumptions and resulting estimates differ and are strictly an estimate at a point in time of what the potential future liabilities may be.

This analysis resulted in a provision that was substantially larger than that estimated by Trowbridge at that time, primarily due to three factors: the numbers of claims; the rate of superimposed inflation; and the nil settlement rate.

On a discounted basis, KPMG’s calculation showed a provision of A$694.2 million versus Trowbridge’s estimated provision of A$322.6 million. The difference between the two valuations consists of the following:

•	Inclusion of wharf claims (A$9.4 million)

•	Allowance for potential U.S. Claims (A$3.6 million)

•	Average cost per claim (A$10.9 million)

•	Numbers of claims (A$156.0 million)

•	Superimposed inflation (A$156.4 million)

•	Nil settlement rate (A$35.3 million)

June 30, 2003 Estimates of Liability

Trowbridge was engaged by the Foundation to estimate its provision at June 30, 2003. This analysis resulted in a discounted estimate of A$1,089.8 million. KPMG was also retained by the Company as part of its evidence submitted to the SCI to provide advice as to the level of liabilities they assessed as appropriate at June 30, 2003 based on the information then available to them. KPMG’s central estimate at June 2003 of the potential liabilities was A$1,573.4 million. The difference between the two valuations consists of the following:

•	Average cost per claim (A$89.1 million)

•	Numbers of claims (A$47.5 million)

•	Superimposed inflation (A$356.5 million)

•	Nil settlement rate (A$44.2 million)

•	Discount rate variances (an offset of A$53.7 million)

Changes between February 13, 2001 and June 30, 2003 Estimates

Both the Trowbridge and KPMG estimates show a significant increase in estimated provisions from February 13, 2001 to June 30, 2003.

KPMG identified the increase in its central estimate valuation assessment from A$694.2 million to A$1,573.4 million as consisting of the following:

•	Average cost per claim (A$336.1 million)

•	Numbers of claims (A$168.0 million)

•	Nil settlement rate (A$28.3 million)

•	Discount rate variances (A$288.2 million)

•	Roll-forward of the valuation (A$58.6 million)

Per the KPMG actuarial report, this increase is primarily due to “unforeseeable upward trends” in both the number of claims in which the Foundation has been named as a co-defendant and the average claimant costs as well as a reduction in the discount rate.

The increase in the number of claims in Australia is consistent with trends seen in both the United States and the United Kingdom for other companies. The increase in average claimant costs is attributed to inflationary pressures, which included the emergence of new “heads of damage” for which compensation became payable, as well as “deep pocket syndrome.” A discount rate of 7% was used in February 2001 versus a discount rate of 5% in June 2003, reflecting current economic trends.

Additionally, KPMG noted in its report the difficulty in estimating asbestos-related liabilities for both actuaries and insurance companies over the last five years, and that there is a global trend among large insurance companies of increasing provisions in 2003, which reflects the inherent difficulty in these estimates and the unforeseeable changes in trends discussed above.

February 2001 compared to June 2004

The primary differences in actuarial assumptions related to the February 13, 2001 valuation made by Trowbridge in 2001 versus KPMG’s valuation in June 2004 are as follows:

•	The timing of the peak and duration of the future number of claims notifications. Trowbridge assumed in 2001 that the peak in the number of reported mesothelioma claims had already been reached by 2000, whereas KPMG assumed that the peak would not be reached until 2010.

•	The emerging numbers of claims being notified to the Foundation in the interim period have far exceeded any projections of what was expected to emerge.

•	The rate of superimposed inflation on claim amounts used. Trowbridge did not make any provision for superimposed inflation, while KPMG made an assumption of 2% per annum.

•	The escalation of average claims costs between February 2001 and June 2004 has been considerable owing to the emergence of new “heads of damage” owing to certain legal cases because of subsequent judicial decisions.

•	The rate of future nil settlements for future mesothelioma claims assumed by Trowbridge was 25%, while KPMG believed that a rate of 17.5% would have been more appropriate.

•	The discount rate of 7% and 5.5% used at February 2001 and June 2004, respectively has changed considerably reflecting more current economic trends.

The KPMG estimate does not support the previous accrual levels that the Company had set aside at March 2001, primarily due to the differences in assumptions used by Trowbridge and KPMG (as outlined above) and the impact of emerging experience between February 2001 and June 2004.

It is important to note that the directors believed in 2001 that the Trowbridge estimate was the best available estimate at the time and the projection of future claim numbers was based on general views prevalent in the Australian actuarial profession at that time. Thus, we believe that our previous accruals were appropriate at the time because they included information available at the time and reflected the independent professional advice that was taken by, and was therefore the best estimate available to, the Company at the time. The Company has disclosed the more recent actuarial estimates in Note 14 to our Consolidated Financial Statements.

49.	Please provide us with additional information to help us understand the basis for your conclusion, stated in the third paragraph on page F-24, that asbestos-related liabilities are not probable. It is unclear why the unanimous agreement of the NSW Premier, the Australian Attorney-General, the Parliamentary Secretary to the Treasurer and the Ministerial Council for Corporations “to support a negotiated settlement that will ensure that victims of asbestos-related diseases receive full and timely compensation from James Hardie,” using legislative reform if necessary, does not lead to a conclusion that asbestos-related losses are probable.

In assessing the probability of the Company becoming liable for future asbestos-related liabilities, the Company applied the guidance in SFAS No. 5 paragraphs 8 and 36. The specific factors that led the Company to believe that it was not probable that a liability existed as of November 22, 2004, the date of filing the Form 20-F, are as follows:

a.	As of November 22, 2004, the Company did not have any material legal obligations in relation to asbestos-related liabilities to personal injury claimants arising from the activities of Amaba and Amaca – these claims are the responsibility of Amaba, Amaca and, potentially, in limited cases to ABN 60. The Company’s legal position was essentially supported in the findings of the SCI report.

b.	The claims by the Foundation relating to the Company were considered by the SCI and the SCI indicated its views that there was no significant likelihood of any substantial recovery being available against the Company. Although the Foundation’s lawyer has indicated in the Australian media that she has a less “pessimistic” view on these claims (and has asserted that there might be other claims that could be made by the Foundation, e.g., under the RICO Act in the United States), that view is contrary to the views of the SCI and of the Company based on initial legal advice. ***

c.	The SCI did not find that JHI NV had committed, or is responsible for, any illegal acts. The ASIC subsequently announced that it would be conducting an investigation, as disclosed on page F-26. The SCI did observe that, in its view, the Company may have a “moral” obligation to seek to redress the apparent funding shortfall affecting the Foundation.

d.	***

e.	***

f.	***

g.	The SCI found that the best long-term solution for satisfying the asbestos liabilities of Amaca, Amaba and ABN 60 would be a scheme for which that originally proposed by the Company might be a starting point (as discussed on page F-23 in our Consolidated Financial Statements).

h.	Acting on the request of the NSW Government, the Company and the ACTU/UnionsNSW had commenced discussions to try to reach an agreement as to the appropriate manner in which the Company might “honor” the “moral obligation” referred to by the SCI and fulfill its original intention in initially establishing the Foundation. As of November 22, 2004, the Company’s negotiations with the ACTU/UnionsNSW were at a point in which the Company was unable to predict the timing or result of a potential outcome.

i.	***

j.	In addition to all of the above, any funding proposal would need to be negotiated with and approved by current lenders of the Company prior to proposing it to shareholders.

In summary, prior to the Company having any liability with respect to the funding shortfall affecting the Foundation, a funding proposal meeting any part of the liability must be developed which is approved by:

•	the Board of Directors of the Company (after review of an independent expert’s report);

•	the NSW Government;

•	the Company’s lenders; and

•	the Company’s shareholders.

As of the date of filing the Form 20-F, not one of these steps has been formally achieved. ***

50.	Please provide us with additional information to help us understand the basis for your conclusion, stated in the third paragraph on page F-24, that asbestos-related liabilities are not estimable. Please specifically address why the amount of the shortfall referred to on page F-23 does not provide at least an estimate of the upper limit of your asbestos-related liability.

The Company does not believe that the asbestos-related liabilities were estimable as of November 22, 2004, the date of filing the Form 20-F, for the following reasons:

a.	There are various estimates and actuarial studies that currently exist of the aggregate claims amount of projected asbestos-related claims in Australia. It is not reasonably possible to determine which one is the best or most accurate. The actuarial information presented to the SCI suggested that the discounted central estimate of the Foundation’s liabilities was A$1.5 billion. However, the SCI report suggested that, in order to provide a high degree of certainty that all claimants would be fully compensated, the appropriate funding commitment may differ. These figures remain uncertain.

b.	The information does not exist to quantify the ultimate portion of any liability that might be borne by Amaca, Amaba or ABN 60 and that might therefore be agreed to be borne by the Company. It is currently uncertain as to how much, if any, of the potential future claims will become liabilities of the Company, since such liability would only be established once a funding proposal has been developed (including agreement as to the basis upon which cost savings in the administration and settlement of asbestos claims will be achieved, thus reducing the amount of ultimate liability) and is approved by the Company’s shareholders and the other stakeholders described above. Additionally, bearing in mind the gestation period for asbestos-related injuries, it is unknown what the actual future claims asserted against former JHI NV subsidiaries will be or when they will be made.

c.	The range of the discounted potential liability which was under discussion as of November 22, 2004 was A$0 to A$1.5 billion (on a discounted basis), but the ACTU and UnionsNSW were at the time demanding a funding commitment without any limitation on the additional funding. The sheer size of the range of amounts and lack of agreement by the Company and the ACTU, UnionsNSW and the asbestos representatives on both this fundamental question and other issues (such as a cap on the total liability) which impact upon it made it impossible at this stage either to determine a likely lower or upper end of any range or to establish a point within the range that is more likely than not.

d.	Even though the concepts of probability and estimability are separately addressed in SFAS No. 5, the reasonable estimate of any loss contingency to the Company is heavily interrelated with the probability of the Company being held responsible for asbestos-related claims. As described previously, none of the potential loss contingencies are currently considered to be probable. Accordingly, it follows that there does not exist a reasonable estimate of a loss contingency that warrants provisioning in the Company’s financial statements.

Thus, even if one were to assume that the Company currently has a probable loss contingency associated with asbestos-related claims, there does not currently exist sufficient information to estimate the likely economic burden to the Company. Accordingly, any potential loss contingency that may exist is not currently accruable. In circumstances such as this, the Company believes that paragraph 59 of Appendix A of SFAS No. 5 highlights that SFAS No. 5 expressly precludes accruing loss contingencies that cannot be reasonably estimated:

“The requirement that the loss be reasonably estimable is intended to prevent accrual in the financial statements of amounts so uncertain as to impair the integrity of those statements. The Financial Accounting Standards Board has concluded that disclosure is preferable to accrual when a reasonable estimate of loss cannot be made.”

The Company, therefore, believes that disclosure regarding all relevant circumstances is the most appropriate (and only allowable under SFAS No. 5) means by which to provide a fair presentation of its financial position to investors and others.

ABN 60 Indemnity, page F-26

51.	Please provide us with additional information to help us understand why you believe no accrual is required related to the indemnity issued to ABN 60 and the interim funding agreement with the Foundation. It appears the lack of an accrual related to the interim funding agreement is based on an assumption that ABN 60 will release funds to the Foundation following your issuance of the ABN 60 indemnity. Tell us more to help us understand why this is a reasonable assumption.

We believe that the ABN 60 indemnity is consistent with the example provided in paragraph 3(c) of FIN 45. As such, the Company assesses the fair value of the ABN 60 indemnity in accordance with paragraphs 9 and A39 of FIN 45. Additionally, even though FIN 45 specifically states not to rely on the guidance of paragraphs 8-12 of SFAS No. 5, we believe that the potential for the ABN 60 indemnity to result in an actual cash outflow to the Company is highly unlikely. This belief is based on the Company’s view as to the likelihood of the ABN 60 directors incurring legal costs related to the release of funding to ABN 60. The Company believes that the likelihood of any claims to the ABN 60 directors in relation to the release of funding is remote. Thus, the value of a contingent liability under SFAS No. 5 is zero as it is not probable and the estimated value is zero. The offer of the ABN 60 indemnity was primarily to facilitate further negotiations in relation to a settlement agreement as discussed in the Company’s response to comment #14. Paragraph A39 of FIN 45 states that if no liability is recognized under SFAS No. 5 (which we have not recognized due to a resulting payment not being probable), then the indemnity should be recorded at its fair value. In applying the fair value provisions of paragraphs A39 and A47 of FIN 45, the Company believed that the probability of a resulting payment of any amount was zero (and that the range was zero), and thus the fair value of the indemnity under FIN 45 was valued at zero.

We believe that the interim funding agreement is consistent with the example provided in paragraph 3(d) of FIN 45. As such, the Company assesses the fair value of the interim funding agreement in accordance with paragraphs 9 and A39 of FIN 45. Additionally, even though FIN 45 specifically states not to rely on the guidance of paragraphs 8-12 of SFAS No. 5, we believe that the potential for the interim funding agreement to result in an actual cash outflow to the Company is highly unlikely. This belief is based on an assessment of the Foundation’s current cash position and expected cash flows over the one year period and associated stress testing on such cash flows, the results of which led us to believe that the likelihood of a cash outflow by the Company was remote. Thus, the value of a contingent liability under SFAS No. 5 is zero as it is not probable and the estimated value is zero. The offer of the interim funding agreement was primarily to facilitate further negotiations in relation to a settlement agreement as discussed in the Company’s response to comment #14. Paragraph A39 of FIN 45 states that if no liability is recognized under SFAS No. 5 (which we have not recognized due to a resulting payment not being probable), then the interim funding agreement should be recorded at its fair value. In applying the fair value provisions of paragraphs A39 and A47 of FIN 45, the Company believed that the probability of a resulting payment of any amount was zero (and that the range was zero), and thus the fair value of the interim funding agreement under FIN 45 was valued at zero.

52.	Tell us how your accounting for the indemnity and the interim funding agreement is consistent with the guidance in FIN 45.

Please see response to comment #51 above.

Gypsum Business, page F-27

53.	If true, please confirm to us that additional losses related to the sale of the gypsum business are not reasonably possible. If such losses are reasonably possible, provide the disclosures required by paragraph 10 of SFAS 5 and any applicable disclosure required by SAB Topic 5:Y.

As of fiscal year ended March 31, 2004, the third-party purchaser of our gypsum business had not sought indemnity from the Company on any aspect of the sale related to “asbestos liability.” Accordingly, at that time, we did not believe that additional losses related to the sale of gypsum business were reasonably possible. In the event that additional losses become reasonably possible, we will provide the disclosures required by paragraph 10 of SFAS No. 5 and any applicable disclosure required by SAB Topic 5:Y.

Note 15 — Other Operating (Expense) Income, page F-28

54.	Please revise your disclosure to separately disclose the amount of the settlement, warranty related costs and product liability costs. Please also provide the disaggregated disclosure of the number of claims pending at each balance sheet date, the number of claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, and the average settlement amount per claim. Refer to SAB Topic 5:Y.

The following additional disclosure will be included in Note 15 to our Consolidated Financial Statements before the final sentence of the third paragraph:

“The $12.6 million pre-tax charge is comprised of an $11.5 million increase in the Company’s warranty liability as a result of the Settlement Agreement and $1.1 million of other costs related to the Settlement Agreement.”

The following additional disclosure will be included in Note 15 to our Consolidated Financial Statements after the current final sentence of the third paragraph:

“Settlement costs incurred by the Company and applied against the Company’s warranty liability (see Note 13) are $4.4 million and $2.4 million for the years ended March 31, 2004 and 2003, respectively. Because the Settlement Agreement was signed in February 2002, no settlement costs were applied against the Company’s warranty liability as of March 31, 2002.”

In regard to the comment requesting us to “provide the disaggregated disclosure of the number of claims pending at each balance date...,” we believe that this disclosure is immaterial to our overall financial statements. As such, we have not included this in our Form 20-F for the year ended March 31, 2004 and believe it appropriate to continue to not include this disclosure in our future filings.

Note 16 — Income Taxes, page F-29

55.	Tell us more about the nature of the reconciliation line item titled “Benefit from Dutch financial risk reserve regime” on page F-30 and the discontinuance of the US/Dutch tax protocol discussed on page F-33.

Benefit from Dutch Financial Risk Reserve Regime

Under the FRR regime, income earned by our Dutch companies is taxed at a statutory rate of 34.5%. Approximately 80% of that income is placed into a reserve and is subject to a lower tax rate of 10%, giving our Dutch companies an effective tax rate of approximately 14.9%. In fiscal year 2004, our domestic (or “Dutch”) earnings before tax was $103.5 million, of which 80% was placed into a reserve at the lower 10% rate, resulting in a tax benefit of $20.3 million and a deferred tax liability of $8.3 million. Additionally, if certain criteria are met, we are able to reduce this tax liability from 10%

to zero. To achieve this additional tax benefit, the FRR requires that we spend cash on capital projects equal to twice that of earnings previously placed into the reserve. In fiscal year 2004, we recorded a tax benefit of $2.4 million related to releases from the reserve by spending money on capital projects.

U.S./Dutch Tax Protocol

The new protocol does not have a direct impact on the Dutch companies’ FRR status and related Dutch tax benefits. The new U.S./Dutch tax protocol was ratified late calendar year 2004 and may require the Company to pay U.S. withholding tax on interest, royalties and dividends paid by our U.S. companies to our Dutch companies. Under the old protocol, which we believe applied to us during fiscal year 2004, we were not required to pay U.S. withholding tax on interest and royalty payments that our U.S. companies made to our Dutch companies. Additionally, during fiscal year 2004, our U.S. companies did not pay dividends to our Dutch companies, and therefore were not required to pay the 5% U.S. withholding tax that would apply under the old protocol. A more detailed description of the old protocol and the new protocol and the potential negative impact to our tax rate is included on page 14 under “Risk Factors – Under the U.S. – Netherlands income tax treaty and Netherlands law.”

56.	Please tell us whether additional losses related to the audits being performed by the California Franchise Tax Board, the IRS, or the Australian Tax Office are reasonably possible. If so, please provide the disclosures required by paragraph 10 of SFAS 5.

All probable tax losses related to the audits being performed by the California Franchise Tax Board (“FTB”), the IRS or the Australian Tax Office have been accrued. There were no additional tax losses that were reasonably possible and either asserted or probable of being asserted. Although the FTB asserted an amount greater than the amount we accrued related to audits of our tax returns for all tax years through March 31, 1999, we believe that it is remote that we will incur tax losses in excess of amounts accrued.

Note 17 — Discontinued Operations, page F-33

ABN 60, page F-35

57.	Please supplementally tell us whether the indemnity to the ABN 60 Foundation is limited to claims related to periods prior to the disposal of ABN 60.

We will provide you this response supplementally.

Note 26 — Remuneration of Auditors, page F-48

All Other Fees, page F-48

58.	Please tell us more regarding the nature of the software you purchased from your independent auditors. Please disclose the amounts paid for such software.

During the year ended March 31, 2003, the Company purchased from its independent auditors a two-year subscription for accounting research software and tax return software for $3,800 and $6,000, respectively. There were no amounts paid for the purchase of software from our independent auditors in fiscal years ended March 31, 2004 and 2002.

FORM 6-K FILED DECEMBER 15, 2004

59.	Please include the disclosures required by Item 100 of Regulation G by reconciling EBIT to the most directly comparable GAAP measure. When EBIT is presented as a measure of performance, it should be reconciled to net income. Refer to Question 15 of our June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

EBIT and EBIT margin are equivalent to U.S. GAAP financial measures “operating income” and “operating income as a percentage of net sales,” respectively. EBIT and EBIT margin terminology is used to benefit our Australian investors as this how they refer to these financial measures.

We have included the following definition to EBIT and EBIT margin as a footnote to this Form 6-K:

“EBIT is defined as operating income. EBIT margin is defined as EBIT as a percentage of our net sales. We believe EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the cash generated from our operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by our Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies.”

On pages 54 and 58 of Exhibit 99.1 to this Form 6-K, we footnoted EBIT and/or EBIT margin referring to the definition noted above. On pages 4, 10, 45, 49 and 57, the footnote reference was inadvertently omitted.

In each of our future Form 6-K filings, we will ensure that we footnote each EBIT and EBIT margin financial measure referencing the equivalent U.S. GAAP financial measure.

FORM 6-K FILED DECEMBER 21, 2004

60.	Please tell us how you intend to account for the settlement agreement, including amounts, timing, and whether or not the liability will be discounted.

We have not finalized the expected accounting for any potential settlement agreement because a settlement agreement has not yet been reached. The timing of when any potential provision will be recognized, the legal structure that may be put in place, and the potential amount of the provision that may be recorded is currently uncertain and is dependent on several factors, including those identified in response to comments #49 and #50. The amount would also depend on an updated actuarial study, which we expect to complete as of March 31, 2005. We are currently working internally to assess the appropriate accounting for a potential provision.

     As you have requested, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions regarding the responses to your comments, the confidential treatment request, as supplemented, or any other matter, please contact Benjamin Butterfield at (949) 348-4515 or the undersigned at (949) 451-3802.

Very truly yours,
/s/ Mark W. Shurtleff
Mark W. Shurtleff
of Gibson, Dunn & Crutcher LLP

cc:	James Hardie Industries N.V.
Louis Gries, Chief Executive Officer
Russell Chenu, Chief Financial Officer
Scott Barnett, Corporate Financial Controller
Meredith Hellicar, Chairman of the Company’s Supervisory Board and Joint Board
Michael Brown, Chairman of the Company’s Audit Committee

Securities and Exchange Commission
Rufus Decker
Andrew Schoeffler
Scott Watkinson

PricewaterhouseCoopers LLP
Ronald L. Bartlett

Gibson, Dunn & Crutcher LLP
Eric C. Nelson